June 10, 2025

Yingkai Xu
Chief Executive Officer
Mingteng International Corp Inc.
Lvhua Village, Luoshe Town,
Huishan District, Wuxi,
Jiangsu Province, China 214189

       Re: Mingteng International Corp Inc.
           Registration Statement on Form F-3
           Filed June 6, 2025
           File No. 333-287843
Dear Yingkai Xu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing